QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

SLM Corporation
Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in thousands)

		Years Ended December 31,					Nine months ended September 30,
		2000	2001	2002	2003	2004	2004	2005
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries		$711,591	$617,388	$1,223,399	$2,312,940	$2,556,985	$1,802,170	$1,469,567
Add:	Fixed charges	2,882,953	2,171,417	1,227,195	1,040,496	1,458,088	983,294	2,081,556
Less:	Other adjustments	(3,405)	—	—	(896)	(6,698)	(5,567)	(3,323)
Less:	Preferred dividends	(42,677)	(39,346)	(17,694)	(17,694)	(17,694)	(13,269)	(21,648)

Total earnings		$3,548,462	$2,749,459	$2,432,900	$3,334,846	$3,990,681	$2,766,628	$3,526,152

Fixed charges
	Interest expense	$2,836,871	$2,132,071	$1,209,501	$1,021,906	$1,433,696	$964,458	$2,056,585
	Preferred dividends	42,677	39,346	17,694	17,694	17,694	13,269	21,648
	Rental expense (33%), net of income	3,405	—	—	—	5,001	3,870	3,323
	Capitalized interest	—	—	—	896	1,697	1,697	—

Total fixed charges		$2,882,953	$2,171,417	$1,227,195	$1,040,496	$1,458,088	$983,294	$2,081,556

Ratio of earnings to fixed charges and preferred stock dividends		1.23	1.27	1.98	3.21	2.74	2.81	1.69

For purposes of the "earnings" computation, "other adjustments" includes the capitalized interest cost and rental expense.
For purposes of the "fixed charges" computation, "other adjustments" includes the capitalized interest cost and rental expense.
Preference Security Dividend
	Amount of Dividend (GSE)	$16,218	$14,074	$—	$—	$—	$—	$—
	Amount of Dividend (SLM Corp)	$11,522	$11,501	$11,501	$11,501	$11,501	$8,625	$14,071
	1- Tax Rate	0.65	0.65	0.65	0.65	0.65	0.65	0.65

	Pre-tax earnings required to pay dividend	42,677	39,346	17,694	17,694	17,694	13,269	21,648

QuickLinks

SLM Corporation Ratio of Earnings to Fixed Charges and Preferred Dividends (Dollars in thousands)